Exhibit 99.3

2025 ANNUAL GENERAL
MEETING OF SHAREHOLDERS
PROQR THERAPEUTICS N.V.

Explanatory Notes to the Agenda

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

Page 2 / 7 2025 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

Explanatory notes to the agenda for the 2025 annual general meeting of shareholders of ProQR Therapeutics N.V. (the “General Meeting”; the "Company") taking place on Tuesday June 3, 2025, at 15:30 hours CEST, at the offices of Allen Overy Shearman Sterling LLP, Apollolaan 15, 1077 AB in Amsterdam, the Netherlands (the “AGM”).

Agenda item 2:
Report of the Board for the financial year 2024 (discussion item)

The board of Directors of the Company (the "Board") must prepare a report that gives a true and fair view of the position on the balance sheet date of the Annual Accounts (as defined in the explanatory notes to agenda item 3 below), the developments during the financial year and the results of the Company and its group companies of which the financial information has been included in the Annual Accounts. The report of the Board for 2024 was included in the Annual Accounts and will be discussed at the AGM.

Agenda item 3:
Adoption of the annual accounts, including the appropriation of net result, for the financial year 2024 (voting item)

The Board must prepare annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, as well as consolidated accounts and explanatory notes thereto. The Board has drawn up such annual accounts for the financial year 2024 (the "Annual Accounts"), which Annual Accounts were signed by all members of the Board. The Annual Accounts also reflect the appropriation of the net result for the financial year 2024. A copy of the Annual Accounts is available at the website of the Company (www.proqr.com).

It is proposed to the General Meeting to adopt the Annual Accounts.

Agenda item 4:
Release from liability of each member of the Board with respect to the performance of their duties during the financial year 2024 (voting item)

It is proposed to the General Meeting to release the members of the Board from liability with respect to the performance of their duties during the financial year 2024 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts. The proposal includes a release of liability of the former members of the management board and supervisory board of the Company for the performance of their duties for such part of 2024 ending on May 23, 2024, when the articles of association of the Company adopting a one-tier governance model became effective.

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

Page 3 / 7 2025 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

Agenda item 5:
Board Composition

In view of the expansion of the Board in 2024 and to ensure a proper and balanced composition of the Board going forward, the Board has deemed it in the best interest of the company to properly distribute rotation and reappointment terms to ensure continuity by updating the Board Rotation Schedule in the following manner.

Name	Executive /Non- Executive Director (ED/NED)	re-appointment or end of term at AGM of
Daniel de Boer (CEO)	ED	2029
Gerard Platenburg (CSO)	ED	2028
James Shannon (Chairman)	NED	2029
Dinko Valerio	NED	2026
Alison Lawton	NED	2026
Bart Filius	NED	2027
Theresa Heggie	NED	2027
Begoña Carreño	NED	2027
Martin Maier	NED	2028

In connection therewith, it is proposed on the basis of the nomination by the Board, within the meaning of article 15.4 of the articles of association of ProQR, to the General Meeting to reappoint Mr. James Shannon and Mr. Daniel de Boer listed in the rotation schedule above for a term of 4 years each to have a well-balanced rotation schedule ensuring stability and continuity in leadership through a transformational time for the company in challenging macro-economic conditions.

Agenda item 5a:

Re-appointment of James Shannon as non-executive member of the Board (voting item)

It is proposed on the basis of the nomination by the Board, within the meaning of article 15.4 of the articles of association of the Company, to reappoint James Shannon, MD, as a non-executive member of the Board, with effect from the date of this General Meeting for a term of 4 years until the close of the annual general meeting of shareholders in 2029.

The Board believes that the years to come are crucial years for the Company as we aim to translate our scientific platform into clinical trials and products, and as such that we have a vested interest in a properly distributed rotation schedule, ensuring stability and continuity in leadership. The Board believes Mr. Shannon’s broad knowledge and significant international experience in drug development and pharma are of significant value to the Board and that he has the qualifications and skills to continue to be a very valuable addition to the Board. Therefore, the Board has deemed it in the best interest of the Company to nominate Dr. Shannon for re-appointment as non-executive member of the Board ahead of the expiration of his term and for a period of 4 years.

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

Page 4 / 7 2025 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

Dr. Shannon (age: 68) has served on our Board (prior to the annual general meeting of shareholders of 2024: the supervisory board) since June 2016, has been chair of our scientific advisory board since 2020 and has served as chairman of the Board since May 2024. Dr. Shannon has had an extensive career in drug development and pharma. From 2012 until his retirement in 2015, he was Chief Medical Officer at GlaxoSmithKline. Prior to that he was Global Head of Pharma Development at Novartis and Senior Vice-President, Clinical Development at Sterling Winthrop Pharmaceuticals. He previously held board positions at companies including Horizon Therapeutics, Biotie, Circassia, Crucell, Endocyte and Cerimon Pharmaceuticals. Dr. Shannon currently is chairman of the board at MannKind Corp and Kyowa Kirin (NA) and holds board positions at Xilio Therapeutics, myTomorrows and Leyden Laboratories. He received his undergraduate and postgraduate degrees at Queen’s University of Belfast and is a member of the Royal College of Physicians. Dr. Shannon beneficially owns 61.538 ordinary shares in the capital of the Company and holds options to acquire 247,661 ordinary shares in the Company.

Agenda item 5b:

Re-appointment of Daniel de Boer as executive member of the Board (voting item)

It is proposed on the basis of the nomination by the Board, within the meaning of article 15.4 of the articles of association of the Company, to reappoint Mr. Daniel de Boer as an executive member of the Board, with effect from the date of this General Meeting for a term of 4 years until the close of the annual general meeting of shareholders to be held in 2029.

To ensure continuity in the leadership in this crucial time for the company, and in view of Mr. De Boer’s profound knowledge of the industry and the Company, the Board believes Mr. De Boer’s leadership is instrumental in the crucial years that lay ahead of the Company. To ensure this continuity and to properly distribute reappointment terms in the Board’s rotation schedule, the Board has deemed in the best interest of the Company to ensure stability and continuity for the period beyond 2026. Therefore the Board nominated Mr. De Boer for re-appointment as executive member of the Board ahead of the expiration of his term and for a period of 4 years, as such ensuring leadership continuity until 2029.

Mr. de Boer has been the Company’s founding Chief Executive Officer since its incorporation in 2012. Mr de Boer is a serial entrepreneur and passionate advocate for rare disease patients. He is responsible for the overall strategy and general business of the Company. Before founding the Company, Daniel was founder and Chief Executive Officer of several technology companies. In 2018 Mr. de Boer was named "Emerging Entrepreneur of the Year" by EY. In 2019 he was selected for the Young Global Leader program at the World Economic Forum.

Mr. De Boer holds options to acquire 4,874,752 ordinary shares in the Company.

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

Page 5 / 7 2025 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

Agenda item 6:
Appointment KPMG Accountants N.V. as the Company's external auditor for the financial year 2026 (voting item)

At the annual general meeting of shareholders held in 2024 (the “2024 AGM”), the general meeting of shareholders appointed KPMG Accountants N.V. as the external independent auditor for the audit of the annual accounts for the financial year 2025. In line with the advice from the audit committee of the Board, the Board proposes to appoint KPMG Accountants N.V. as the Company’s external independent auditor for the audit of the Company's annual accounts for the financial year 2026.

Agenda item 7:
Authorization of the Board to issue ordinary shares (voting item)

Under Dutch law and our articles of association, we are required to seek the approval of our shareholders each time we wish to issue shares of our authorized ordinary share capital unless our shareholders have authorized our Board to issue shares. Such authorization may not continue for more than five years, but may be given on a rolling basis. This Dutch legal requirement to obtain shareholder approval deviates from the legal practice in the state laws applicable to most companies in the U.S., where it is customary that boards of directors may issue up to the authorized share capital as set forth in the issuer’s certificate of incorporation.

At the 2024 AGM, shareholders of the Company approved the authority of the Board to resolve, in accordance with applicable laws and Nasdaq listing rules and for a period of 5 years from the date of the resolution of the 2024 AGM: a) issue ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected in the explanatory notes to the 2024 AGM and issuances under Company’s equity incentive or stock option plans with the proviso that the issuances under equity incentive or stock option plans are limited to 15% of the Company's issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant.

In order to enable the Company to execute its long-term strategy, the Board is seeking, in line with U.S. practice, a renewed authorization from the shareholders to issue ordinary shares, or grant rights to subscribe for ordinary shares, for (i) general purposes, including but not limited to (public) offerings and/or for mergers, demergers, acquisitions and other strategic transactions and alliances (or a combination thereof) and (ii) issuances under the Company’s equity incentive plans for officers, employees and other individuals working on a permanent basis for the Company. The Board believes that it is a matter of good corporate housekeeping and in the best interest of the Company to renew the authorization to issue ordinary shares and to align the available shares for issuances under the Company’s equity incentive plan with the growth of the Company’s issued share capital from time to time. The Board believes that having the flexibility to issue ordinary shares without first obtaining specific shareholder approval is important to our continued growth. Specifically, the authorized shares will be available for issuance from time to time to enable us to respond to future business opportunities requiring the issuance of shares, including dividends in ordinary shares, the consummation of equity-linked financings involving ordinary shares or securities convertible into or exercisable for ordinary share including re-financings of future indebtedness involving the issuance of ordinary shares or ordinary share derivatives, acquisition or strategic joint venture transactions involving the issuance of ordinary shares or ordinary share derivatives, grants of ordinary shares and ordinary share derivatives to the Company’s current and future employees and consultants, or for other general purposes that the Company and Board may deem advisable from time to time. The authority to issue shares as currently proposed is similar to that generally afforded in the U.S. to the boards of directors of public companies organized under the laws of the U.S.

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

Page 6 / 7 2025 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

It is therefore proposed to delegate to the Board the authority to resolve to, in accordance with applicable laws and Nasdaq listing rules and for a period of 5 years from the date of the resolution of the AGM: (a) issue ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected above and issuances under Company’s equity incentive or stock option plans with the proviso that the issuances under equity incentive or stock option plans are limited to 15% of the Company's issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant. In case the AGM does not approve the proposed renewed authorization, the authorization granted by the shareholders in the 2024 AGM will remain in force.

Agenda item 8: Authorization of the Board to acquire ordinary shares in the capital of the Company (voting item)

Under Article 10 of the articles of association of the Company and Dutch law, the Company may, subject to certain statutory Dutch law provisions, acquire for consideration and hold, hold as pledgee and/or hold through its subsidiaries, up to fifty percent (50%) of the Company's issued share capital. Any acquisition of shares in the Company's own capital for consideration is subject to the authorization of the General Meeting, which authorization shall be valid for no more than eighteen (18) months.

At the 2024 AGM, The General Meeting granted authorization to the Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on Nasdaq (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), which authorization was effective as of, and for a period of eighteen months from the date of the 2024 AGM.

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

Page 7 / 7 2025 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

It is now proposed to authorize the Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on Nasdaq (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period of eighteen (18) months with effect from the AGM.

The words “issued share capital” means the Company’s issued share capital from time to time. For the avoidance of doubt, the issued share capital includes treasury shares.

In case the AGM does not approve the proposed authorization, the authorization granted by the General Meeting in the 2024 AGM will remain in force.

The Board

May 1, 2025

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com